Exhibit (12)
June 12, 2009
Highland Distressed Opportunities, Inc.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Ladies and Gentlemen:
          We have acted as counsel in connection with the Agreement and Plan of Merger and Liquidation (the “Agreement”) dated April 10, 2009, by and among Highland Distressed Opportunities, Inc. (“Acquired Fund” or “Fund”), a Delaware corporation, Highland Credit Strategies Fund (“Acquiring Fund” or “Fund”), a Delaware statutory trust, and HCF Acquisition LLC (“Merger Sub”), a Delaware limited liability company and wholly owned subsidiary of Acquiring Fund.
          The Agreement describes a proposed transaction to occur as of the date of this letter (the “Closing Date”), pursuant to which (i) Acquired Fund will merge with and into Merger Sub (the “Merger”), pursuant to Section 18-209 of the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq., and Section 264 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101, et seq., whereupon, among other things, shares of Acquired Fund common stock (“Acquired Fund Shares”) held by Acquired Fund stockholders will be converted into and exchangeable for the right to receive shares of beneficial interest of Acquiring Fund (“Merger Shares”) (and cash in lieu of any fractional Merger Shares) based upon the relative net asset values of each Fund, (ii) followed by the complete liquidation of Merger Sub into Acquiring Fund, whereupon Merger Sub will distribute its assets to Acquiring Fund, and Acquiring Fund will assume the liabilities of Merger Sub in complete liquidation and dissolution of Merger Sub (the “Liquidation”), as part of a single integrated plan with the Merger (the Merger and Liquidation are referred to collectively herein as the “Reorganization”). This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Sections 8(g) and 9(g) of the Agreement.

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          Acquired Fund is a closed-end company that has filed an election under the Investment Company Act of 1940, as amended (the “1940 Act”) to be regulated as a business development company. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).
          Acquiring Fund is registered under the 1940 Act as a closed-end management investment company. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.
          For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy Statement dated March 5, 2009, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).
          In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents; and (ii) all representations contained in the Agreement are true, accurate and complete in all respects.
          Based on the foregoing representations and assumptions, and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:
(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each of Acquired Fund and Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the Merger or the Liquidation;

(iii)	Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund that are transferred to Acquiring Fund in the Reorganization will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the Reorganization;

(iv)	Under Section 1223(2) of the Code, the holding periods of such assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

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(v)	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Acquired Fund upon the Merger or upon the Liquidation;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Acquired Fund stockholders on the conversion of their Acquired Fund Shares into Merger Shares, except to the extent such stockholders are paid cash in lieu of fractional Merger Shares in the Reorganization;

(vii)	Under Section 358 of the Code, the aggregate basis of Merger Shares an Acquired Fund stockholder receives in connection with the Reorganization will be the same as the aggregate basis of the stockholder’s Acquired Fund Shares converted into Merger Shares, as reduced by the portion of the adjusted basis in Acquired Fund Shares that is allocable to any fractional Merger Shares for which cash is received;

(viii)	Under Section 1223(1) of the Code, the holding periods of Merger Shares received by Acquired Fund stockholders will be determined by including the periods for which the stockholder held the Acquired Fund Shares that are converted into such Merger Shares, provided that such stockholder held such Acquired Fund Shares as capital assets; and

(ix)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the U.S. Treasury regulations thereunder.
We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.
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     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions express above.
Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP